Exhibit 12

Radian Group Inc.
Ratio of Earnings to Fixed Charges

	Nine Months Ended	Fiscal Years Ended December 31,
(In thousands)	September 30, 2015	2014	2013	2012	2011	2010
Net earnings (loss) from continuing operations	$207,011	$1,259,574	$(141,851)	$(224,105)	$(446,790)	$(1,418,111)
Federal and state income tax provision (benefit)	126,108	(852,418)	(31,495)	(48,323)	(138,238)	481,899
Earnings (loss) before income taxes	333,119	407,156	(173,346)	(272,428)	(585,028)	(936,212)
Equity in net income of affiliates	—	—	—	—	—	(14,598)
Distributed income from equity investees	—	—	—	—	—	29,498
Net earnings (loss)	333,119	407,156	(173,346)	(272,428)	(585,028)	(921,312)
Fixed charges:
Interest	70,106	90,464	74,618	51,832	61,394	41,777
One-Third of all rentals	1,250	1,308	1,020	1,269	1,060	966
Fixed charges	71,356	91,772	75,638	53,101	62,454	42,743
Preferred dividends	—	—	—	—	—	—
Fixed charges and preferred dividends	71,356	91,772	75,638	53,101	62,454	42,743
Net earnings (loss) and fixed charges	$404,475	$498,928	$(97,708)	$(219,327)	$(522,574)	$(878,569)
Net earnings (loss), fixed charges and preferred dividends	$404,475	$498,928	$(97,708)	$(219,327)	$(522,574)	$(878,569)
Ratio of net earnings (loss) and fixed charges to fixed charges	5.7x	5.4x	(1)	(1)	(1)	(1)
Ratio of net earnings (loss), fixed charges and preferred dividends to fixed charges and preferred dividends (2)	5.7x	5.4x	(1)	(1)	(1)	(1)
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(1)	For the fiscal years ended December 31, 2013, 2012, 2011 and 2010, earnings were not adequate to cover fixed charges in the amounts of $(97,708), $(219,327), $(522,574) and $(878,569), respectively.

(2)	Interest on tax accruals that are non-third party indebtedness are excluded from the calculations.